List of Wholly-Owned Subsidiaries

Name	Jurisdiction	Business	% of Ownership

DLJ Management Corp.	Canada	Management, accounting and reporting services	100%

Orient Petroleum (NZ) Limited	New Zealand	Oil and gas exploration	100%

Orient Petroleum (PNG) Limited	Papua New Guinea	Oil and gas exploration	100%